UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MakeMusic, Inc.

(Name of Subject Company)

LEAP ACQUISITION CORPORATION

(Offeror)

A wholly-owned subsidiary of

LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES

EDUCATION PARTNERS

(Parent of Offeror)

LAUNCHEQUITY PARTNERS, LLC

(Parent Sponsor)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

56086P202

(CUSIP Number of Class of Securities)

LaunchEquity Partners, LLC

c/o Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,484,778.65	$2,384.93

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (together with the associated stock purchase rights, the “Shares”), of MakeMusic, Inc., a Minnesota corporation, other than Shares owned by LEAP Acquisition Corporation (“Purchaser”) and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“Parent”), at a purchase price of $4.85 per Share, net to the seller in cash. As of March 21, 2013, there were 4,906,707 Shares issued and outstanding, of which 1,362,829 Shares are owned by Parent and Purchaser. In addition, all vested and unvested stock options, which represent 33,576 Shares on a fully-diluted basis using the treasury stock method (none of which stock options are held by Parent or Purchaser), and rights of the former shareholders of the Garritan Corporation to receive 27,655 Shares, are to be cashed out at the Effective Time of the Merger in exchange for the purchase price, in accordance with the Merger Agreement. As a result, this calculation assumes the purchase of 3,605,109 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities Exchange Commission on August 31, 2012.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) is filed by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), LEAP Acquisition Corporation, a Minnesota corporation and wholly-owned subsidiary of Parent (“Purchaser”), and LaunchEquity Partners, LLC, an Arizona limited liability company and the direct or indirect sponsor entity of Parent and Purchaser (“Parent Sponsor”). This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), including the associated rights to purchase Shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”), of MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), other than Shares owned by Parent and Purchaser, at a purchase price of $4.85 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2013 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). Unless the context otherwise requires, all references herein to “Shares” shall be deemed to include the associated Rights. The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 7. Certain Information Concerning MakeMusic,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of the Shares; Dividends,” which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Offer—Section 8. Certain Information Concerning the Offeror Group,” and in “Schedule A—Information Concerning Directors and Executive Officers of the Offeror Group,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning the Offeror Group” and in “Schedule A—Information Concerning Directors and Executive Officers of the Offeror Group,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning the Offeror Group” and in “Schedule A— Information Concerning Directors and Executive Officers of the Offeror Group,” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic After the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements,” “Special Factors—Section 12. Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Certain United States Federal Income Tax Consequences,” “The Offer—Section 10. Dividends and Distributions,” “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 11. Related Party Transactions” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements” and “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic After the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 7. Conduct of MakeMusic’s Business if the Offer Is Not Completed,” “Special Factors—Section 8. Summary

of the Merger Agreement; Other Agreements” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 9. Source and Amount of Funds,” which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses,” which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) The financial statements of Parent and Purchaser are not material to the Offer.

(b) The pro forma financial statements of Parent and Purchaser are not material to the Offer.

Item 11.	Additional Information.

(a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements,” “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 11. Related Party Transactions” and “Special Factors—Section 12. Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(a)(2) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 9. Dissenter’s Rights; Rule 13e-3,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Shares,”

“The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Certain United States Federal Income Tax Consequences,” “The Offer—Section 11. Conditions to the Offer,” “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals” and in “Schedule C—Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act,” which is incorporated herein by reference.

(a)(3) and (4) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

(a)(5) Not applicable.

(b) Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated March 22, 2013.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement published in The New York Times on March 22, 2013.

(a)(5)(i)	Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on March 13, 2013 (incorporated by reference to Schedule TO filed by LaunchEquity Partners, LLC on March 13, 2013).

(d)(1)	Confidentiality Agreement, dated as of October 26, 2012, by and between MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners and LaunchEquity Partners, LLC.

(d)(2)	Agreement and Plan of Merger, dated as of March 12, 2013, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, LEAP Acquisition Corporation, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MakeMusic, Inc. on March 13, 2013).

(d)(3)	Agreement, dated as of March 2, 2010, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 6 to Schedule 13D filed by LaunchEquity Partners, LLC on March 5, 2010).

(d)(4)	Amended and Restated Agreement, dated as of August 23, 2011, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to Schedule 13D filed by LaunchEquity Partners, LLC on August 24, 2011).

Item 13.	Information Required by Schedule 13E-3.

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2.	Subject Company Information.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements,” “The Offer—Section 6. Price Range of the Shares; Dividends” and “The Offer—Section 10. Dividends and Distributions,” which is incorporated herein by reference.

(e) Not applicable.

(f) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares,” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(c) through (e) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 9. Dissenter’s Rights; Rule 13e-3,” “Special Factors—Section 12. Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger,” and “The Offer—Section 8. Certain Information Concerning the Offeror Group” and in “Schedule C— Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act,” which is incorporated herein by reference.

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements,” and “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements,” “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares,” and “Special Factors—Section 12. Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic After the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer,” and “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements,” which is incorporated herein by reference.

(c)(8) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements,” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) through (c) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic After the Offer and the Merger,” which is incorporated herein by reference.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic After the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 7. Conduct of MakeMusic’s Business if the Offer Is Not Completed,” “Special Factors—Section 9. Dissenter’s Rights; Rule 13e-3,” “Special Factors—Section 12. Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger,” “The Offer—Section 5. Certain United States Federal Income Tax Consequences,” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) through (f) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Special Planning

Committee and the Board of Directors of MakeMusic,” “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 5. MakeMusic Financial Projections,” and “The Offer—Section 7. Certain Information Concerning MakeMusic,” which is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) through (c) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” which is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses,” which is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic After the Offer and the Merger,” and “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares,” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares,” which is incorporated herein by reference.

Item 13.	Financial Statements.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 7. Certain Information Concerning MakeMusic,” which is incorporated herein by reference. The audited financial statements of MakeMusic as of and for the fiscal years ended December 31, 2011 and December 31, 2012 are incorporated herein by reference to the Consolidated Financial Statements of MakeMusic included as Item 8 to MakeMusic Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 13, 2013.

(b) The pro forma financial statements of MakeMusic are not material to the Offer.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(b) None.

Item 16.	Exhibits.

(c)(1)	Opinion of Lazard Middle Market LLC, dated March 12, 2013, to the Special Planning Committee of the Board of Directors and the Board of Directors of MakeMusic, Inc. (incorporated by reference to Annex B of the Schedule 14D-9 filed by MakeMusic, Inc. on March 22, 2013).

(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2013

PURCHASER:

LEAP Acquisition Corporation

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Chief Executive Officer

PARENT:

LaunchEquity Acquisition Partners, LLC Designated Series Education Partners

By:	LaunchEquity Partners, LLC
Title:	Manager

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member

PARENT SPONSOR:

LaunchEquity Partners, LLC

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated March 22, 2013.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement published in The New York Times on March 22, 2013.

(a)(5)(i)	Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on March 13, 2013 (incorporated by reference to Schedule TO filed by LaunchEquity Partners, LLC on March 13, 2013).

(c)(1)	Opinion of Lazard Middle Market LLC, dated March 12, 2013, to the Special Planning Committee of the Board of Directors and the Board of Directors of MakeMusic, Inc. (incorporated by reference to Annex B of the Schedule 14D-9 filed by MakeMusic, Inc. on March 22, 2013).

(d)(1)	Confidentiality Agreement, dated as of October 26, 2012, by and between MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners and LaunchEquity Partners, LLC.

(d)(2)	Agreement and Plan of Merger, dated as of March 12, 2013, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, LEAP Acquisition Corporation, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MakeMusic, Inc. on March 13, 2013).

(d)(3)	Agreement, dated as of March 2, 2010, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 6 to Schedule 13D filed by LaunchEquity Partners, LLC on March 5, 2010).

(d)(4)	Amended and Restated Agreement, dated as of August 23, 2011, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to Schedule 13D filed by LaunchEquity Partners, LLC on August 24, 2011).

(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i))